July 15, 2011

Ms. Stephanie L. Hunsaker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cullen/Frost Bankers, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 3, 2011 Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed April 27, 2011 File No. 001-13221

Dear Ms. Hunsaker:

We are writing in response to your letter dated June 30, 2011 regarding our letter dated June 8, 2011 (the “June 8 Letter”) with respect to the review of the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2010 of Cullen/Frost Bankers, Inc. (the “Corporation”), which was filed on February 3, 2011 and the Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended March 31, 2011, which was filed on April 27, 2011. Our responses to your comments are provided below. For your convenience, we have restated the text of the comments.

In providing these responses, the Corporation acknowledges that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis

Loans

Maturities and Sensitivities of Loans to Changes in Interest Rates, page 63

1.

Refer to your response to prior comment one. You state that from time to time, in the ordinary course of business, you will renew/extend maturing lines of credit or refinance existing loans at their maturity dates, and these renewals, extensions and refinancings are made in the ordinary course of business for customers

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

that meet your normal level of credit standards. We acknowledge that you have concluded these renewals, extensions or refinancings that occurred during the reported periods were not deemed to be troubled debt restructurings pursuant to the guidance in ASC310-40. However, we believe quantified information related to your renewals, extensions and refinancings promote an understanding of your lending activities. In this regard, please tell us and disclose the types and amount of loans you renewed at maturity for the periods presented and provide disclosure of the typical reasons that borrowers request such renewals and extensions.

Response: In future filings on Form 10-K, the Corporation will disclose quantified information related to renewals, extensions and refinancings and the typical reasons that borrowers request such renewals and extensions. The proposed disclosure is as follow:

The Corporation generally structures commercial loans with shorter-term maturities in order to match the Corporation’s funding sources and to enable the Corporation to effectively manage the loan portfolio by providing the flexibility to respond to liquidity needs, changes in interest rates and changes in underwriting standards and loan structures, among other things. Due to the shorter-term nature of such loans, from time to time and in the ordinary course of business, the Corporation will renew/extend maturing lines of credit or refinance existing loans at their maturity dates. These renewals, extensions and refinancings are made in the ordinary course of business for customers that meet the Corporation’s normal level of credit standards. Such borrowers typically request renewals to support their on-going working capital needs to finance their operations. Such borrowers are not experiencing financial difficulties and generally could obtain similar financing from another financial institution. In connection with each renewal, extension or refinancing, the Corporation may require a principal reduction, adjust the rate of interest and/or modify the structure and other terms to reflect the current market pricing/structuring for such loans or to maintain competitiveness with other financial institutions. In such cases, the Corporation does not generally grant concessions, and did not grant any concessions during the reported periods, and any such renewals, extensions or refinancings that occurred during the reported periods were not deemed to be troubled debt restructurings pursuant to applicable accounting guidance. During 2010, renewals, extensions and refinancings of commercial and industrial loans totaled $1.6 billion while renewals, extensions and refinancings of commercial real estate and construction loans totaled $631.7 million. Due to the shorter-term structuring of the Corporation’s loan portfolio, some loans may renew multiple times in a given year.

Item 8. Financial Statements and Supplementary Data, page 81

Note 3 - Loans

Credit Quality Indicators, page 99

2.	Refer to your response to prior comment eight. Please revise your disclosure in future filings to clarify that subsequent to origination, you do not monitor loan-to-value ratios (either individually or on a weighted-average basis) for loans that are considered to be of a pass grade (grades nine or better) and/or current with respect to principal and interest payments. Also, revise your disclosure in future filings to clarify that you only assess the loan-to-value position on a consumer real estate loan if, during the course of the collections process, it is determined that the loan has become collateral dependent.

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

Response: The Corporation’s proposed disclosure in future filings is as follows:

The Corporation has established maximum loan to value standards to be applied during the origination process of commercial and consumer real estate loans. The Corporation does not subsequently monitor loan-to-value ratios (either individually or on a weighted-average basis) for loans that are subsequently considered to be of a pass grade (grades 9 or better) and/or current with respect to principal and interest payments. When an individual commercial real estate loan has a calculated risk grade of 10 or higher, a special assets officer analyzes the loan to determine whether the loan is impaired. At that time, the Corporation reassesses the loan to value position in the loan. If the loan is determined to be collateral dependent, specific allocations of the allowance for loan losses are made for the amount of any collateral deficiency. If a collateral deficiency is ultimately deemed to be uncollectible, the amount is charged-off. These loans and related assessments of collateral position are monitored on an individual, case-by-case basis. The Corporation does not monitor loan-to-value ratios on a weighted-average basis for commercial real estate loans having a calculated risk grade of 10 or higher. When an individual consumer real estate loan becomes past due by more than 10 days, the assigned relationship manager will begin collection efforts. The Corporation only reassesses the loan to value position in a consumer real estate loan if, during the course of the collections process, it is determined that the loan has become collateral dependent, and any collateral deficiency is recognized as a charge-off to the allowance for loan losses. Accordingly, the Corporation does not monitor loan-to-value ratios on a weighted-average basis for collateral dependent consumer real estate loans.

3.	Refer to your response to prior comment eight. Please revise your disclosure in future filings to disclose the loan-to-value positions in commercial real estate loans that have a calculated risk grade of 10 or higher, and in consumer real estate loans that have become collateral dependent.

Response: The Corporation does not monitor loan-to-value ratios on a weighted-average basis for commercial real estate loans having a calculated risk grade of 10 or higher or for collateral dependent consumer real estate loans because management does not believe that such information is useful in monitoring portfolio credit quality. The Corporation does not believe that disclosing information that is not collected or utilized by management, which would therefore have to be compiled through a time-consuming manual process, would be meaningful for investors. Accordingly, please see the response to comment number 2 for the proposed disclosure.

Allowance for Possible Loan Losses, page 100

4.	Refer to your response to prior comment nine. You state that you do not feel there is a cost effective method by which you can reliably validate the historical accuracy of your general valuation allowances and the unallocated portion of the allowance for loan losses. In future filings, please disclose how you are able to monitor whether the allowance for loan loss allocation model, as a whole, calculates an appropriate level of allowance for loan losses, including specific examples of how you have performed this activity for the periods presented. Also, tell us whether you have considered alternative methodologies that can be reliably validated.

Response: In addition to the proposed disclosures in our response to prior comment number 9, the Corporation’s proposed disclosure in future filings is as follows:

The Corporation monitors whether or not the allowance for loan loss allocation model, as a whole, calculates an appropriate level of allowance for loan losses that moves in direct correlation to the general macroeconomic and loan portfolio conditions the Corporation experiences over time. In assessing the

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

general macroeconomic trends/conditions, the Corporation analyzes trends in the components of the Texas Leading Index, a composite index of various leading economic indicators, as well as any available information related to regional, national and international economic conditions and events and the impact such conditions and events may have on the Corporation and its customers. With regard to assessing loan portfolio conditions, the Corporation analyzes trends in weighted-average portfolio risk-grades, classified and non-performing loans and charge-off activity. In periods where general macroeconomic and loan portfolio conditions are in a deteriorating trend or remain at deteriorated level, based on historical trends, the Corporation would expect to see the allowance for loan loss allocation model, as a whole, calculate higher levels of required allowances than in periods where general macroeconomic and loan portfolio conditions are in an improving trend or remain at an elevated level, based on historical trends.

Management regularly reviews the Corporation’s allowance for loan loss methodology to ensure the methodology remains appropriate under the given circumstances of the Corporation. Management is not aware of any alternative methodologies for the determination of general valuation allowances and the unallocated portion of the allowance for loan losses that could be more readily validated.

5.	Refer to your response to prior comment nine. As of March 31, 2011, your unallocated allowance comprised 24.6% of your allowance for loan losses, and per your response, the largest component of the unallocated portion of the allowance for loan losses is related to general macroeconomic risk. Please revise your disclosures in future filings, as appropriate, to address the underlying reasons for increases or decreases in your unallocated allowance, including the general macroeconomic risk component. Specifically state whether changes were due to weakness in certain business sectors and identify the sectors, changes in unemployment, consumer spending activity, or other factors, and identify the methods by which you monitor each of these factors.

Response: In future filings, the Corporation will include disclosures, as appropriate, that address the underlying reasons for increases or decreases in the components of the unallocated allowance. The level of the unallocated allowance at March 31, 2011 is reflective of continued economic uncertainty resulting from weakness in certain business sectors (including contractors, builders, commercial real estate, manufacturing and healthcare), high unemployment and relatively low consumer spending activity. The Corporation primarily monitors communications and statistical data from the Federal Reserve and other agencies of the U.S. government in assessing the status of these factors.

6.	Refer to your response to prior comment 10. You state that generally, a commercial loan, or portion thereof, is charged off immediately when it is determined, through the analysis of any available current financial information with regards to the borrower, that the borrower is incapable of servicing unsecured debt, there is little or no prospect for near term improvement and no realistic strengthening action of significance is pending or, in the case of secured debt, when it is determined, through analysis of current information with regards to your collateral position, that amounts due from the borrower are in excess of the calculated current fair value of the collateral. We acknowledge that facts and circumstances related to each commercial loan may be different in determining that a loan should be charged-off; however, we believe specific disclosure regarding loan charge-offs is useful in understanding your accounting for non-performing assets. Accordingly, please revise your future filings to clarify whether, in addition to your qualitative assessment, you have an established threshold in terms of days past due beyond which you partially or fully charge-off all commercial loans.

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

Response: In future filings, the Corporation will more clearly state the charge-off policies for each portfolio segment. The proposed disclosure is as follows:

Generally, a commercial loan, or a portion thereof, is charged off immediately when it is determined, through the analysis of any available current financial information with regards to the borrower, that the borrower is incapable of servicing unsecured debt, there is little or no prospect for near term improvement and no realistic strengthening action of significance is pending or, in the case of secured debt, when it is determined, through analysis of current information with regards to the Corporation’s collateral position, that amounts due from the borrower are in excess of the calculated current fair value of the collateral. Notwithstanding the foregoing, generally, commercial loans that become past due 180 cumulative days are classified as a loss and charged-off. Generally, a consumer loan, or a portion thereof, is charged-off in accordance with regulatory guidelines which provide that such loans be charged-off when the Corporation becomes aware of the loss, such as from a triggering event that may include new information about a borrower’s intent/ability to repay the loan, bankruptcy, fraud or death, among other things, but in no case should the charge-off exceed specified delinquency timeframes. Such delinquency timeframes state that closed-end retail loans (loans with pre-defined maturity dates, such as real estate mortgages, home equity loans and consumer installment loans) that become past due 120 cumulative days and open-end retail loans (loans that roll-over at the end of each term, such as home equity lines of credit) that become past due 180 cumulative days should be classified as a loss and charged-off.

7.	Refer to your response to prior comment 10. In order to increase transparency, please revise your disclosure in future filings to clarify how you differentiate between closed-end and open-end retail loans and consider disclosing an example of each loan type.

Response: A closed-end loan has an ending date or time. When a customer makes the last payment the loan is closed and the account is not reused after it has been paid off. Customers must reapply if additional funds are requested. Closed-end consumer loans include real estate mortgages, home equity loans and consumer installment loans. Open-end loans can be reused over and over without reapplying. Open-end consumer loans include home equity lines of credit.

Please see the response to comment number 6 for the proposed disclosure.

Note 16 – Fair Value Measurements

Financial Assets and Financial Liabilities, page 127

8.	Refer to your response to prior comment 14. Please revise your future filings to disclose how you incorporated similar price declines into your allowance for loan losses for collateral dependant loans. Additionally, as part of your response, please discuss whether the properties and land mentioned were concentrated in certain geographic regions, and if so, please tell us which ones, and discuss any indices you look to in order to validate or estimate land and market pricing.

Response: In future filings, the Corporation will provide disclosure related to how the impact of price declines on properties and land underlying collateral dependent real estate loans is incorporated into the allowance for loan losses. As indicated in the proposed disclosure for the response to comment number 2, if a commercial real estate loan is determined to be collateral dependent, specific allocations of the allowance for loan losses are made for the amount of any collateral deficiency. If a collateral deficiency is ultimately deemed to be uncollectible, the amount is charged-off. If a consumer real estate loan is determined to be collateral dependent, any collateral deficiency is recognized as a charge-off to the allowance for loan losses.

Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

With regard to the foreclosed properties and land mentioned in the Corporation’s response to prior comment number 14, there were no concentrations of such properties and land in any single geographic region. These properties and land were, for the most part, evenly spread amongst the outer suburban areas of the major metropolitan areas of Texas. The Corporation does not utilize any indices to validate or estimate land and market pricing. In future filings, the Corporation will enhance disclosure on geographic concentrations of foreclosed properties, if such concentrations exist. Furthermore, if any indices are utilized in the future to validate or estimate land and market pricing, the Corporation will make disclosures to that effect.

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Securities and Exchange Commission

Ms. Stephanie L. Hunsaker

Should you have any questions concerning the foregoing, please do not hesitate to call me at (210) 220-4841.

Sincerely,

/s/ Phillip D. Green
Phillip D. Green
Group Executive Vice President and Chief Financial Officer